Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma condensed consolidated financial statements show the impact of the following pending or completed transactions on AMID’s consolidated financial statements for the periods indicated. References to “American Midstream,” “the Partnership,” “AMID,” “we”, “us” or “our” in this section refer to American Midstream Partners, LP, and its consolidated subsidiaries.

JP Energy Partners. On October 23, 2016, AMID entered into a merger agreement (the “JPE Merger Agreement”) with JP Energy Partners LP (“JPE”), an entity controlled by ArcLight Capital Partners, L.P. (“ArcLight Capital”), who manages ArcLight Energy Partners Fund V, L.P. (“ArcLight Fund V”), the majority owner of AMID’s general partner. Under the JPE Merger Agreement, a wholly owned subsidiary of AMID will merge with and into JPE, with JPE surviving as a wholly-owned subsidiary of AMID (the “JPE Merger”). Immediately prior to and as a condition to the JPE Merger, a wholly owned subsidiary of AMID’s general partner will merge with and into JPE Energy GP II LLC (“JPE GP”), with JPE GP surviving as a wholly owned subsidiary of AMID’s general partner (the “GP Merger” and, together with the JPE Merger, the “Mergers”).

In the JPE Merger, AMID will issue new common units in exchange for all of JPE’s outstanding common and subordinated units (collectively, the “JPE Units”). The conversion ratio applicable to a holder of JPE Units depends upon whether such JPE Units are held by ArcLight Fund V and its affiliates, which are entitled to receive 0.5225 of a common unit of AMID (an “AMID Common Unit”) for each JPE Unit held, or by unrelated parties, which are entitled to receive 0.5775 of a common unit of AMID (an “AMID Common Unit”) for each JPE Unit held. Since ArcLight Fund V and its affiliates own 50.9% of the 36.7 million JPE Units currently outstanding, ArcLight Fund V and its affiliates will receive 9.7 million new AMID Common Units and unrelated parties will receive 10.4 million new AMID Common Units.

The accompanying unaudited pro forma financial information shows the impact of the pending Mergers on AMID’s condensed consolidated balance sheet as of September 30, 2016, and on its condensed consolidated statement of operations for the nine months ended September 30, 2016 and for the years ended December 31, 2015, 2014 and 2013.

AMID and JPE are under the common control of ArcLight. Despite the legal form of the transaction whereby AMID will be acquiring JPE, as ArcLight obtained control of JPE prior to obtaining control of AMID, JPE is considered to be acquiring AMID for financial reporting purposes and will account for the Mergers as a reorganization of entities under common control. As a result, JPE will record AMID’s historical financial statements after adjustments to reflect ArcLight’s related historical cost basis in AMID. JPE will also retrospectively adjust its historical financial statements to include the operating results of AMID beginning April 15, 2013, the date upon which common control began.

Emerald. On April 25, 2016 and April 27, 2016, American Midstream Emerald, LLC (“Emerald”), a wholly-owned indirect subsidiary of AMID, entered into separate agreements with Emerald Midstream, LLC, an ArcLight affiliate, for the purchase of membership interests in the midstream entities described below (the “Emerald Acquisitions”).

On April 25, 2016, Emerald entered an agreement for the purchase of membership interests in entities that own and operate natural gas pipeline systems in and around Louisiana, Alabama, Mississippi, and the Gulf of Mexico. Pursuant to the agreement, Emerald acquired (i) 49.7% of the issued and outstanding membership interests of Destin Pipeline Company, L.L.C. (“Destin”), (ii) 16.7% of the issued and outstanding membership interests of Tri-States NGL Pipeline, L.L.C. (“Tri-States”), and (iii) 25.3% of the issued and outstanding membership interests of Wilprise Pipeline Company, L.L.C. (“Wilprise”), in exchange for approximately $183.6 million.

The Destin pipeline is a FERC-regulated, 255-mile natural gas transport system with total capacity of 1.2 Bcf/d. The system originates offshore in the Gulf of Mexico and includes connections with four producing platforms, and six producer-operated laterals, including Delta House (as defined below). The

120-mile offshore portion of the Destin system terminates at Enterprise Product Partners, LP’s (“Enterprise”) Pascagoula processing plant and is the single source of raw natural gas to the plant. The onshore portion of Destin is the sole delivery point for merchant-quality gas from the Pascagoula processing plant and extends 135 miles north in Mississippi. Destin currently serves as the primary transfer of gas flows from the Barnett and Haynesville shale plays to Florida markets through interconnections with major interstate pipelines. Contracted volumes on the Destin pipeline are based on life-of-field dedication, dedicated volumes over a given period, or interruptible volumes as capacity permits. The Destin pipeline was operated by BP plc (“BP”) through October 31, 2016, after which AMID became the operator.

The Tri-States pipeline is a FERC-regulated, 161-mile NGL pipeline and sole form of transport to Louisiana based fractionators for NGLs produced at the Pascagoula plant served by Destin, the Mobile Bay plant owned by Williams Partners, L.P., and the Mobile Bay plant owned by DCP Midstream Partners, L.P. The Tri-States pipeline terminates at the Kenner Louisiana Junction where NGLs access Enterprise’s Norco fractionation facility, the Wilprise pipeline and the Belle Rose NGL pipeline. The Tri-States pipeline was operated by BP through September 30, 2016 after which Enterprise became the operator.

The Wilprise pipeline is a FERC-regulated, 30-mile NGL pipeline that originates at the Kenner Junction and terminates in Sorrento, Louisiana where volumes flow via pipeline to a Baton Rouge fractionator operated by Energy Production Corporation. Enterprise is the majority interest holder and operator of the Wilprise pipeline.

On April 27, 2016, Emerald entered an agreement for the purchase of 66.7% of the issued and outstanding membership interests of Okeanos Gas Gathering Company, LLC (“Okeanos”), in exchange for a cash purchase price of approximately $27.4 million. The Okeanos pipeline is a 100-mile natural gas gathering system located in the Gulf of Mexico with a total capacity of 1.0 Bcf/d. The Okeanos pipeline connects two platforms and one lateral, terminating at the Destin Main Pass 260 platform in the Mississippi Canyon region of the Gulf of Mexico. Contracted volumes on the Okeanos pipeline are based on life-of-field dedication. The Okeanos pipeline was operated by BP through October 31, 2016, after which AMID became the operator.

AMID’s investments in the membership interests of Destin, Tri-States, Wilprise and Okeanos are accounted for on the equity method and were recorded at Emerald Midstream, LLC’s historical cost basis as the related transactions were between entities under common control. Such transactions were accounted for prospectively from the respective acquisition dates.

AMID funded the aggregate purchase price for the Emerald Acquisitions with the issuance of 8,571,429 newly designated Series C convertible preferred units (the “Series C Preferred Units”) representing limited partner interests in AMID and a warrant to purchase up to 800,000 common units of AMID at an exercise price of $7.25 with a combined value of $120.0 million, plus additional borrowings of $91.0 million under its credit facility. ArcLight Capital affiliates hold and participate in distributions on the Series C Preferred Units with such distributions being made in paid-in-kind Series C Preferred Units, cash, or a combination thereof at the election of the Board of Directors of our general partner.

Pinto/Delta House. On September 18, 2015, AMID completed the $162.0 million cash purchase of a 26.33% interest in Pinto Offshore Holdings, LLC (“Pinto”), which is owned by Toga Offshore, LLC, an affiliate of ArcLight Capital (the “Delta House Acquisition”). Pinto owns (i) approximately 49% of the limited liability company interests of Delta House FPS LLC and (ii) approximately 49% of the limited liability company interests of Delta House Oil and Gas Lateral LLC, which collectively own the Delta House floating production system and related pipeline infrastructure (collectively, “Delta House”). AMID funded its acquisition of the 26.33% interest in Pinto through a public offering of 7.5 million common units on September 15, 2015 which yielded net proceeds of approximately $81.6 million and $80.4 million of additional borrowings under its credit facility.

AMID’s investment in the membership interest of Pinto is accounted for on the equity method and was recorded at Toga Offshore, LLC’s historical cost basis as the related transaction was between entities under common control. Such transaction was accounted for prospectively from the acquisition date.

Pro Forma Adjustments

The accompanying unaudited pro forma condensed consolidated financial statements should be read in conjunction with (i) AMID’s unaudited condensed consolidated financial statements and the related notes thereto included in Part I, Item 2 of AMID’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, that was filed with the Securities and Exchange Commission (“SEC”) on November 8, 2016, (ii) AMID’s audited consolidated financial statements and notes thereto included in Part IV, Item 15 of AMID’s Annual Report on Form 10-K for the year ended December 31, 2015, that was filed with the SEC on March 7, 2016, (iii) JPE’s unaudited historical condensed consolidated financial statements and notes thereto included in Part I, Item 2 of JPE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 7, 2016, and (iv) JPE’s audited consolidated financial statements and notes thereto included in Part IV, Item 15 of JPE’s Annual Report on Form 10-K for the year ended December 31, 2015, that was filed with the SEC on February 29, 2016.

The unaudited pro forma condensed consolidated balance sheet is presented to show potential financial position of AMID if the Mergers occurred on September 30, 2016. The unaudited pro forma condensed consolidated statements of operations are presented to show the potential results from operations of AMID if the Mergers occurred on January 1, 2013, and if the Emerald Acquisitions and Delta House Acquisition occurred on January 1, 2015. We derived the unaudited pro forma condensed consolidated financial statements by applying pro forma adjustments to the historical consolidated financial statements of AMID and JPE as well as the entities underlying the Emerald Acquisitions and the Delta House Acquisitions.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions outlined above and are supportable, directly attributable and are expected to have a continuing impact on AMID’s operating results. Additionally, the pro forma adjustments give appropriate effect to management’s assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements. The Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements account for our acquisition, on April 25, 2016, of (i) 912.4 Class A Units of Delta House FPS LLC and (ii) 53.5 Class A Units of Delta House Oil and Gas Lateral LLC, in exchange for a cash purchase price of approximately $9.9 million, on April 25, 2016, after April 25, 2016. The unaudited pro forma condensed consolidated financial statements do not account for the following because they occurred after the execution of the Merger Agreements:

•	our acquisition of an additional 6.2% non-operated direct interest in Delta House (the “Third Delta House Acquisition”) on October 31, 2016, for a purchase price of approximately $48.8 million which was funded with $34.5 million in net proceeds from the issuance of 2,333,333 newly issued Series D convertible preferred units (the “Series D Issuance”) plus $14.3 million of additional borrowings under our revolving credit facility (the “Delta House Borrowings”);

•	the Series D Issuance;

•	the Delta House Borrowings; or

•	the sale of the notes offered hereby and the application of the net proceeds therefrom following the completion of the JPE Merger.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and do not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate occurred on the dates indicated and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2016

(amounts in thousands, except per unit data)

	JPEP Historical	AMID Historical	Pushdown of ArcLight’s Cost Basis in AMID		AMID Pushdown	Adjustments to Reflect the Merger		AMID Consolidated
Assets
Current assets
Cash and cash equivalents	$1,768	$4,879	$—		$4,879	$—		$6,647
Accounts receivable, net	45,625	8,309	—		8,309	(30,849	)(d)	23,085
Unbilled revenue	—	20,126	—		20,126	31,449	(d)	51,575
Accounts receivable from related parties	600	—	—		—	(600	)(d)	—
Inventory	8,827	—	—		—	—		8,827
Prepaid expenses and other current assets	4,722	9,570	—		9,570	—		14,292

Total current assets	61,542	42,884	—		42,884	—		104,426

Non-current assets
Property, plant and equipment, net	281,316	699,978	64,497	(a)	764,475	—		1,045,791
Goodwill	216,692	16,262	—		16,262	—		232,954
Intangible assets, net	122,256	97,702	—		97,702	—		219,958
Investment in unconsolidated affiliates	—	284,485	—		284,485	—		284,485
Other assets, net	2,666	57,816	—		57,816	—		60,482

Total non-current assets	622,930	1,156,243	64,497		1,220,740	—		1,843,670

Total assets	$684,472	$1,199,127	$64,497		$1,263,624	$—		$1,948,096

Liabilities and Partners’ Capital
Current liabilities
Accounts payable	$37,250	$3,878	$—		$3,878	$12,250	(c)	$53,378
Accrued liabilities	16,833	57,466	—		57,466	—		74,299
Current portion of long-term debt	933	1,351	—		1,351	—		2,284
Accounts payable to related parties	88	—	—		—	(88	)(d)	—
Capital leases and short term debt	27	—	—		—	(27	)(d)	—
Customer deposits and advances	3,871	—	—		—	(3,871	)(d)	—
Other current liabilities	—	604	—		604	3,986	(d)	4,590

Total current liabilities	59,002	63,299	—		63,299	12,250		134,551

Non-current liabilities
Long-term debt	159,000	672,694	—		672,694	—		831,694
Asset retirement obligations	—	43,876	—		43,876	—		43,876
Other long-term liabilities	1,003	57,524	—		57,524	—		58,527
Deferred tax liability	347	7,102	—		7,102	—		7,449

Total Liabilities	219,352	844,495	—		844,495	12,250		1,076,097

Convertible preferred units
Series A convertible preferred units	—	178,653	—		178,653	—		178,653
Series C convertible preferred units	—	118,229	—		118,229	—		118,229
Equity and partners’ capital
General partner	13,068	(105,483)	61,497	(a)	(43,986)	(13,068	)(b)	(43,986)
Limited partner interests	—	153,975	—		153,975	465,120	(b)	606,845
	—	—	—		—	(12,250	)(c)	—
Common units	243,189	—	—		—	(243,189	)(b)	—
Subordinated units	208,863	—	—		—	(208,863	)(b)	—
Accumulated other comprehensive income	—	73	—		73	—		73

Total partner’s capital	465,120	48,565	61,497		110,062	(12,250)		562,932

Non-controlling interest	—	9,185	3,000	(a)	12,185	—		12,185

Total equity and partner’s capital	465,120	57,750	64,497		122,247	(12,250)		575,117

Total liabilities, equity and partners’ capital	$684,472	$1,199,127	$64,497		$1,263,624	$—		$1,948,096

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2016

(amounts in thousands, except per unit data)

	JPEP Historical	AMID Historical	Pushdown of ArcLight’s Cost Basis in AMID	AMID Pushdown	AMID Subtotal	Emerald Acquisitions		AMID Consolidated
Revenue	$351,065	$165,220	$—	$165,220	$516,285	$—		$516,285

Operating expenses
Costs of sales	242,119	65,096	—	65,096	307,215	—		307,215
Direct operating expenses	48,345	46,754	—	46,754	95,099	—		95,099
Selling, general and administrative expenses	30,307	33,255	—	33,255	63,562	—		63,562
Depreciation, amortization and accretion expense	34,663	32,015	3,242 (a)	35,257	69,920	—		69,920
Other expenses, net	—	2,213	—	2,213	2,213	—		2,213

Total operating expenses	355,434	179,333	3,242	182,575	538,009	—		538,009

Gain (loss) on sale of assets, net	(2,451)	90	—	90	(2,361)	—		(2,361)

Operating income (loss)	(6,820)	(14,023)	(3,242)	(17,265)	(24,085)	—		(24,085)
Other income (expense):
Interest expense	(5,216)	(19,535)	—	(19,535)	(24,751)	(1,218	)(e)	(25,969)
	—	—	—	—	—	(86	)(f)	(86)
Other Income	627	—	—	—	627	—		627
Earnings in unconsolidated affiliates	—	29,983	—	29,983	29,983	6,047	(g)	36,030
	—	—	—	—	—	541	(h)	541

Net income (loss) before income tax (expense)	(11,409)	(3,575)	(3,242)	(6,817)	(18,226)	5,284		(12,942)
Income tax (expense) benefit	(536)	(1,301)	—	(1,301)	(1,837)	—		(1,837)

Net income (loss) from continuing operations	$(11,945)	$(4,876)	$(3,242)	$(8,118)	$(20,063)	$5,284		$(14,779)

Limited partners’ net income (loss) per common unit:
Basic and diluted:
Income (loss) from continuing operations	$(0.33)	$(0.91)						$(0.75)

Weighted average number of common units outstanding:
Basic and diluted	36,634	30,979						51,108 (l)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2015

(amounts in thousands, except per unit data)

	JPEP Historical	AMID Historical	Pushdown of ArcLight’s Cost Basis in AMID	AMID Pushdown	AMID Subtotal	Emerald Acquisitions		Delta House Acquisitions		AMID Consolidated
Revenue	$680,585	$236,358	$—	$236,358	$916,943	$—		$—		$916,943

Operating expenses
Costs of sales	527,476	105,883	—	105,883	633,359	—		—		633,359
Direct operating expenses	69,377	59,549	—	59,549	128,926	—		—		128,926
Selling, general and administrative expenses	45,383	27,232	—	27,232	72,615	—		—		72,615
Depreciation, amortization and accretion expense	46,852	38,014	4,806 (a)	42,820	89,672	—		—		89,672
Other expenses, net	—	3,774	—	3,774	3,774	—		—		3,774

Total operating expenses	689,088	234,452	4,806	239,258	928,346	—		—		928,346

Gain (loss) on sale of assets, net	(909)	(3,011)	—	(3,011)	(3,920)	—		—		(3,920)
Loss on impairment of goodwill	(29,896)	(118,592)	—	(118,592)	(148,488)	—		—		(148,488)

Operating income (loss)	(39,308)	(119,697)	(4,806)	(124,503)	(163,811)	—		—		(163,811)
Other income (expense):
Interest expense	(5,375)	(14,745)	—	(14,745)	(20,120)	(3,390	)(e)	(2,047	)(i)	(25,557)
	—	—	—	—	—	(265	)(f)	(307	)(j)	(572)
Other income	1,732	—	—	—	1,732	—		—		1,732
Earnings in unconsolidated affiliates	—	8,201	—	8,201	8,201	12,719	(g)	5,443	(k)	26,363
	—	—	—	—	—	1,639	(h)	—		1,639

Net income (loss) before income tax (expense) benefit	(42,951)	(126,241)	(4,806)	(131,047)	(173,998)	10,703		3,089		(160,206)
Income tax (expense) benefit	(754)	(1,134)	—	(1,134)	(1,888)	—		—		(1,888)

Net income (loss) from continuing operations	$(43,705)	$(127,375)	$(4,806)	$(132,181)	$(175,886)	$10,703		$3,089		$(162,094)

Limited Partner’s net income (loss) per common unit:
Basic and diluted:
Income (loss) from continuing operations	$(1.20)	$(6.00)								$(4.10)

Weighted average number of common units outstanding:
Basic and diluted	36,525	24,983								45,050 (l)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2014

(amounts in thousands, except per unit data)

	JPEP Historical	AMID Historical	Pushdown of ArcLight’s Cost Basis in AMID		AMID Pushdown	AMID Consolidated
Revenue	$726,154	$308,400	$—		$308,400	$1,034,554

Operating expenses
Costs of sales	605,682	197,952	—		197,952	803,634
Direct operating expenses	65,584	45,702	—		45,702	111,286
Selling, general and administrative expenses	46,362	23,103	—		23,103	69,465
Depreciation, amortization and accretion expense	40,230	28,832	4,357	(a)	33,189	73,419
Other expenses, net	—	1,536	—		1,536	1,536

Total operating expenses	757,858	297,125	4,357		301,482	1,059,340

Gain (loss) on sale of assets, net	(1,137)	(122)	—		(122)	(1,259)
Loss on impairment of property, plant and equipment	—	(99,892)	78,548	(a)	(21,344)	(21,344)

Operating income (loss)	(32,841)	(88,739)	74,191		(14,548)	(47,389)
Other income (expense):
Interest expense	(8,981)	(7,577)	—		(7,577)	(16,558)
Loss on extinguishment of debt	(1,634)	—	—		—	(1,634)
Other income/(expense)	8	(670)	—		(670)	(662)
Earnings in unconsolidated affiliates	—	348	—		348	348

Net income (loss) before income tax (expense) benefit	(43,448)	(96,638)	74,191		(22,447)	(65,895)
Income tax (expense) benefit	(300)	(557)	—		(557)	(857)

Net income (loss) from continuing operations	(43,748)	(97,195)	74,191		(23,004)	(66,752)

Limited Partner’s net income (loss) per common unit:
Basic and diluted:
Income (loss) from continuing operations	$(1.72)	$(8.54)				$(3.02)

Weighted average number of common units outstanding:
Basic and diluted	24,676	13,472				27,524 (l)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2013

(amounts in thousands, except per unit data)

	JPEP Historical	AMID Historical	Eliminate AMID Activity from January 1 — April 14	Pushdown of ArcLight’s Cost Basis in AMID		AMID Subtotal	AMID Consolidated
Revenue	$390,869	$294,079	$(70,960)	$—		$223,119	$613,988

Operating expenses
Costs of sales	276,804	215,053	(56,976)	—		158,077	434,881
Direct operating expenses	57,728	32,236	(8,626)	—		23,610	81,338
Selling, general and administrative expenses	44,488	19,079	(1,979)	—		17,100	61,588
Depreciation, amortization and accretion expense	30,987	30,002	(6,706)	2,855	(a)	26,151	57,138
Other expenses, net	—	2,094	(712)	—		1,382	1,382

Total operating expenses	410,007	298,464	(74,999)	2,855		226,320	636,327

Gain (loss) on involuntary conversion of property, plant and equipment	—	343	(343)	—		—	—
Gain (loss) on sale of assets, net	(1,492)	—	—	—		—	(1,492)
Loss on impairment of property, plant and equipment	—	(18,155)	—	9,325	(a)	(8,830)	(8,830)

Operating income (loss)	(20,630)	(22,197)	3,696	6,470		(12,031)	(32,661)
Other income (expense):
Interest expense	(8,245)	(9,291)	2,023	—		(7,268)	(15,513)
Other income	887	—	—	—		—	887

Net income (loss) before income tax (expense) benefit	(27,988)	(31,488)	5,719	6,470		(19,299)	(47,287)
Income tax (expense) benefit	(208)	495	—	—		495	287

Net income (loss) from continuing operations	$(28,196)	$(30,993)	$5,719	$6,470		$(18,804)	$(47,000)

Limited Partner’s net income (loss) per common unit:
Basic and diluted:
Income (loss) from continuing operations		$(7.15)					$(3.17)

Weighted average number of common units outstanding:
Basic and diluted		7,525					18,931 (l)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of American Midstream, L.P.

Note 1 — Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements are based on the historical audited and unaudited consolidated financial statements and related notes of AMID, JPE and the entities underlying the Emerald and Delta House transactions.

The unaudited pro forma condensed consolidated financial statements present the impact of the JPE, Emerald and Pinto/Delta House transactions on AMID’s financial position and results of operations.

Note 2 — Pro Forma Adjustments

The following pro forma adjustments have been applied to AMID’s and JPE’s historical condensed consolidated financial statements to depict AMID’s condensed consolidated balance sheet as if the Mergers occurred on September 30, 2016, and AMID’s condensed consolidated statements of operations as if the Mergers occurred on January 1, 2013, and the Emerald Acquisitions and Delta House Acquisition had occurred on January 1, 2015. The pro forma adjustments are based on currently available information and assumptions that management believes to be appropriate in the circumstances.

(a) ArcLight Capital obtained control of the Partnership on April 15, 2013 and of JPE on June 27, 2011. Despite the legal form of the merger whereby the Partnership will be issuing units to JPE unitholders to affect the transaction, JPE is considered to be the acquirer for financial reporting purposes as ArcLight obtained control of JPE before it obtained control of the Partnership.

As both the Partnership and JPE are under the control of ArcLight Capital, the merger will be accounted for as a transaction between entities under common control. In accordance with the related accounting requirements, JPE must record its acquisition of the Partnership at ArcLight Capital’s historical cost. When ArcLight Capital obtained control of the Partnership on April 15, 2013 from a third party, a related purchase price allocation and associated pushdown of that allocation into the Partnership’s historical financial statements was not required. However, given the accounting requirements for a common control transaction, a purchase price allocation and related pushdown of that allocation into the Partnership’s financial statements will be required.

For purposes of the accompanying unaudited pro forma condensed consolidated financial statements, a purchase price allocation was performed to reflect ArcLight Capital’s acquisition of the Partnership using the acquisition method of accounting. As a result, the related purchase price was allocated to the assets acquired, liabilities assumed and a non-controlling interest based on their respective fair values as of April 15, 2013. The purchase allocation was then pushed down into the Partnership’s historical financial statements for pro forma purposes.

The purchase price allocation resulted in a net increase in property, plant and equipment of $59.7 million as of April 15, 2013, with certain assets being written up and others being written down to their respective fair values. An adjustment has been made in the accompanying unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015 and for the nine months ended September 30, 2016 to reflect a net increase in the Partnership’s historical depreciation expense of $2.9 million, $4.4 million. $4.8 million and $3.2 million, respectively. Additionally, for certain assets that were written down in the purchase price allocation, impairment charges originally recorded by the Partnership in 2013 and 2014 were reduced by $9.3 million and $78.5 million, respectively. Finally, an adjustment was made in the accompanying unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 to increase the Partnership’s property, plant and equipment, net balance by $64.5 million and to increase general partner capital by $61.5 million and non-controlling interest by $3.0 million as a result of the pushdown of the purchase price allocation.

(b) Represents the issuance of 20.1 million Partnership common units in exchange for JPE’s outstanding common and subordinated units based on the exchange ratios specified in the merger agreement. Under the terms of that agreement, ArcLight will receive 9.7 million units while other JPE unitholders will receive 10.4 million units.

(c) Represents an increase in accounts payable and a reduction in limited partner capital to reflect estimated expenses (primarily investment adviser, legal, accounting and other professional fees) to be incurred by the Partnership in completing the JPE merger.

(d) Represents adjustments to reflect post-merger classification.

(e) Represents interest expense on $92.3 million of incremental credit facility borrowings at a weighted average rate of 3.67% for the year ended December 31, 2015 and 4.13% for the nine months ended September 30, 2016, which would have been incurred had the Emerald Acquisitions occurred on January 1, 2015. A 0.125% change in the weighted average interest rate would result in an adjustment to interest expense of $0.12 million for the year ended December 31, 2015 and $0.1 million for the nine months ended September 30, 2016.

(f) Represents amortization of deferred financing costs which would have been recognized if the Emerald Acquisitions had occurred on January 1, 2015. The Partnership incurred $1.2 million of deferred financing costs in April 2016 to increase its credit facility to fund a portion of the Emerald Acquisitions.

(g) The Partnership accounts for its investments in the entities underlying the Emerald Acquisitions on the equity method. The following table summarizes the net income for those entities for the nine months ended September 30, 2016 and the year ended December 3, 2015. The pro forma adjustment reflects the incremental earnings in unconsolidated affiliates which would have been recognized if the Emerald transactions had occurred on January 1, 2015.

		Nine months ended September 30, 2016		Year Ended December 31, 2015
Entity — Member Interest	AMID Ownership %	100% Net Income	AMID Percentage	100% Net Income	AMID Percentage
Destin	49.67%	$6,354	$3,155	$10,292	$5,111
Tri-States- JV	16.67%	8,332	1,389	22,325	3,719
Wilprise	25.30%	925	234	3,766	953
Okeanos	66.67%	1,903	1,269	4,404	2,936

Total			$6,047		$12,719

(h) Represents the amortization of existing basis differences between the carrying value of the Partnership’s respective investments and its share of the net assets of the entities underlying the Emerald Acquisitions. The differences are being amortized on a straight-line basis over the estimated weighted average remaining useful lives of the underlying assets.

(i) Represents interest expense on $82.1 million of incremental credit facility borrowings at a weighted average rate of 3.5% for the year ended December 31, 2015, which would have been incurred had the Pinto/Delta House Acquisition occurred on January 1, 2015. A 0.125% change in the weighted average interest rate would result in an adjustment to interest expense of $0.1 million.

(j) Amortization of deferred financing costs which would have been recognized if the Pinto/ Delta House Acquisition had occurred on January 1, 2015. The Partnership incurred $1.7 million of deferred financing costs in September 2015 to increase its credit facility to fund a portion of the Pinto/ Delta House Acquisition.

(k) The Partnership accounts for its investments in Pinto/Delta House on the equity method. The following table summarizes the net income for the Delta House entities for the year ended December 31, 2015. The pro forma adjustment reflects the incremental earnings in unconsolidated affiliates which would have been recognized if the Pinto/Delta House Acquisition had occurred on January 1, 2015.

		Twelve Months Ended December 31, 2015
Entity — Member Interest	AMID Ownership %	100% Net Income	AMID Percentage
Delta House Oil and Gas Lateral, LLC	12.90%	$11,114	$1,434
Delta House FPS, LLC	12.90%	31,075	4,009

Total			$5,443

(l) As of September 30, 2016, JPE had approximately 36.7 million common and subordinated units outstanding. Additionally, as of that date, ArcLight Capital owned approximately 18.7 million or 50.9% of those units while other unitholders owned approximately 18.0 million or 49.1% of those units. In order to affect the merger, the Partnership will issue .5225 of its common units for each JPE unit held by ArcLight Capital or approximately 9.7 million units and .5775 common units of its common units for each JPE unit held by other unitholders or approximately 10.4 million units. The Partnership will issue a total of 20.1 million units to affect the merger.

In order to determine the weighted average number of units outstanding for purposes of calculating limited partner earnings per unit in the accompanying unaudited pro forma condensed consolidated statements of operations, the Partnership’s historical weighted average number of units outstanding for the applicable pro forma period was added to an assumed weighted average number of JPE units outstanding after applying the applicable exchange ratios mentioned previously. JPE’s common units were not publicly traded until October 7, 2014, when it completed its initial public offering (“IPO”). Concurrent with its IPO, JPE completed an equity restructuring whereby it converted its previously outstanding equity interests into approximately 22.7 million common and subordinated units.

For purposes of calculating pro forma earnings per unit for the year ended December 31, 2013, the applicable exchange ratios were applied to the 22.7 million of JPE common and subordinated units resulting from JPE’s equity restructuring as if such restructuring had occurred on January 1, 2013, and the resulting units were assumed to be outstanding for the entire year. That amount was then added to the Partnership’s actual weighted average number of units outstanding for the period from April 15, 2013 (the date on which ArcLight Capital obtained control of the Partnership) through December 31, 2013, to arrive at the pro forma weighted average number of units outstanding for the year.

For the year ended December 31, 2014, the applicable exchange ratios were applied 1) to the 22.7 million of JPE common and subordinated units resulting from the previously mentioned equity restructuring as if such units were outstanding for the entire year, and 2) to the common units issued in connection with JPE’s IPO on October 7, 2014 as if such units were outstanding for approximately 25% of the year. The aggregate amount was then added to the Partnership’s actual weighted average number of units outstanding for the year to arrive at the pro forma weighted average number of units outstanding for the year.

For the year ended December 31, 2015 and the nine months ended September 30, 2016, the applicable exchange ratios were applied to JPE’s actual weighted average number of units outstanding for the respective periods and such amounts were added to the Partnership’s actual weighted average number of units outstanding for the respective periods to arrive at the pro forma weighted average number of units outstanding for the respective periods.

Note 3 — Limited Partner’s Net Income (Loss) per Common Unit

Net income (loss) is allocated to AMID’s general partner and limited partners in accordance with their respective ownership percentages, after giving effect to contractual distributions on the Series A and Series C convertible preferred units, limited partner units and general partner units, including incentive distribution rights, if applicable. Basic and diluted net income (loss) per limited partner unit is calculated by dividing limited partners’ interest in net income (loss) by the weighted average number of limited partner units outstanding during the period.

AMID computes earnings per unit using the two-class method, which requires that securities that meet the definition of a participating security be considered for inclusion in the computation of basic earnings per unit. Under the two-class method, earnings per unit is calculated as if all of the earnings for the period were distributed under the terms of AMID’s partnership agreement, regardless of whether the general partner has discretion over the amount of distributions to be made in any particular period, whether those earnings would actually be distributed during a particular period from an economic or practical perspective, or whether the general partner has other legal or contractual limitations on its ability to pay distributions that would prevent it from distributing all earnings for a particular period.

The two-class method does not impact AMID’s overall net income (loss) or other financial results; however, in periods in which aggregate net income exceeds AMID’s aggregate distributions for such period, it will have the impact of reducing net income (loss) per limited partner unit. This result occurs as a larger portion of AMID’s aggregate earnings, as if distributed, is allocated to the incentive distribution rights of the general partner, even though we make distributions on the basis of available cash and not earnings. In periods in which our aggregate net income does not exceed our aggregate distributions for the period, the two-class method does not have any impact on our calculation of earnings per limited partner unit. We have no dilutive securities and therefore basic and diluted net income (loss) per common unit are the same.

Note About Non-GAAP Financial Measure

Adjusted EBITDA is a non-GAAP financial measure. It has important limitations as an analytical tool because it excludes some, but not all, items that reflect the most directly comparable GAAP financial measures. We compensate for the limitations of this non-GAAP financial measure as an analytical tool by reviewing the nearest comparable GAAP financial measure, understanding the differences between the measures and incorporating these data points into management’s decision-making process.

Investors should not consider Adjusted EBITDA in isolation or as a substitute for or more meaningful than our results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry. Our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Adjusted EBITDA is a non-GAAP financial measure used by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others, to assess: the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; the ability of our assets to generate cash flow to make cash distributions to our unitholders and our general partner; our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure; and the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

We define Adjusted EBITDA as net income (loss) attributable to the combined company, plus interest expense, income tax expense, depreciation, amortization and accretion expense attributable to the combined company, certain non-cash charges such as non-cash equity compensation expense, unrealized (gains) losses on derivatives, debt issuance costs paid during the period, distributions from investments in unconsolidated affiliates, transaction expenses and selected charges that are unusual or nonrecurring, less, earnings in unconsolidated affiliates, gains (losses) on sale of assets, net and selected gains that are unusual or nonrecurring. The GAAP measure most directly comparable to our performance measure Adjusted EBITDA is Net income (loss) attributable to the combined company.

The following table reconciles the non-GAAP financial measure of Adjusted EBITDA used by our management to Net income (loss) attributable to the combined company, its most directly comparable GAAP measure, for each of the three years ended December 31, 2015, 2014 and 2013, and for the nine months ended September 30, 2016:

	Pro Forma (unaudited)
	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2016	2015	2014	2013
	(in thousands)
Reconciliation of Net income (loss) attributable to the Partnership to Adjusted EBITDA:
Net income (loss) Pro Forma from continuing operations	$(14,779)	$(162,094)	$(66,752)	$(47,000)
Add:
Depreciation, amortization and accretion
expense	69,436	89,672	73,419	57,138
Interest expense	23,374	25,015	15,414	14,072
Loss on extinguishment of debt	—	—	1,634	—
Debt issuance costs paid	3,987	2,238	3,841	2,113
Unrealized (gain) loss on derivatives, net	2,072	3,128	13,167	593
Early settlement of commodity derivatives	—	8,745	—	—
Non-cash equity compensation expense / Unit-based compensation	3,606	5,080	3,284	2,884
Transaction expenses	9,145	3,303	5,560	5,273
Income tax expense	1,837	1,707	524	(639)
Impairment on property, plant and equipment	—	—	21,344	8,830
Loss on impairment of noncurrent assets held for sale	—	—	673	2,400
Loss on impairment of goodwill	—	148,488	—	—
Distributions from unconsolidated affiliates	62,797	20,568	1,980	—
Non-cash inventory costing adjustment	227	—	—	—
General Partner contribution for cost reimbursement	5,000	5,830	—	—
Deduct:
Earnings in unconsolidated affiliates	36,571	28,002	348	—
Net cash payments for commodity derivatives settled during the period	1,082	14,821	1,071	209
COMA income	341	841	943	843
Straight-line amortization of put costs	—	—	—	119
OPEB plan net periodic benefit	13	14	45	73
Gain (loss) on sale of assets, net	(2,361)	(4,070)	(1,344)	(1,567)

Adjusted EBITDA	$131,056	$112,072	$73,025	$45,987